GrowGeneration Corp.

930 W 7th Ave, Suite A

Denver, Colorado 80204

June 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott M. Anderegg

Re:	GrowGeneration Corp.
Registration Statement on Form S-1
File No. 333- 239058

Withdrawal of Acceleration Request Filed on June 26, 2020

Dear Mr. Anderegg,

GrowGeneration Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of an acceleration request filed on June 26, 2020 pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), requesting for effectiveness of the above-referenced Registration Statement on Form S-1 as of 4:00 p.m. Eastern Time, on June 30, 2020.

Following such withdrawal, the Company plans to submit a new acceleration request.

Sincerely,

GrowGeneration Corp.

By: /s/ Darren Lampert
Name: Darren Lampert
Title: Chief Executive Officer

cc:	Mitchell L. Lampert, Esq.
Robinson & Cole LLP 1055 Washington Boulevard Stamford, CT 06901